ADURO BIOTECH, INC.

626 Bancroft Way, 3C

Berkeley, California 94710

(510) 848-4400

May 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Mary Beth Breslin
Michael Gershon

Re:	Aduro Biotech, Inc.
Registration Statement on Form S-3
File No. 333-211063

Acceleration Request
	Requested Date:	Monday, May 9, 2016
	Requested Time:	9:00 a.m., Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-211063) (the “Registration Statement”) to become effective on May 9, 2016, at 9:00 a.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Michael E. Tenta, J. Carlton Fleming, Peter N. Mandel and Lara E. Mouritsen of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael E. Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636, or in his absence, J. Carlton Fleming at (650) 843-5865.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Aduro Biotech, Inc.

By:	/s/ Jennifer Lew
Name:	Jennifer Lew
Title:	Senior Vice President of Finance

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.
Blaine Templeman, Aduro Biotech, Inc.
Michael E. Tenta, Cooley LLP
J. Carlton Fleming, Cooley LLP